

March 16, 2026

Hui Xu
Chief Executive Officer
Texxon Holding Ltd
703, Block A, 1799 Wuzhong Road
Minhang District
Shanghai, China, 200335

> **Re: Texxon Holding Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted March 13, 2026**
> **CIK No. 0002014337**

Dear Hui Xu:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Wei Wang